Filed by Quantum Fuel Systems Technologies Worldwide, Inc.

Commission File No. 0-49629

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Starcraft Corporation

Commission File No. 0-22048

Press Release

Quantum Files Investor Presentation

Irvine, CA – December 7, 2004 – Quantum Fuel Systems Technologies Worldwide, Inc. (Nasdaq: QTWW) announced today that it has filed an investor presentation with the Securities and Exchange Commission. On November 23, 2004, Quantum announced its intent to acquire all of the outstanding shares of Starcraft Corporation (Nasdaq: STCR) in a stock-for-stock exchange. The investor presentation outlines the transaction structure, rationale and synergies.

Transaction summary:

Under the terms of a definitive Agreement and Plan of Merger dated November 23, 2004, each Starcraft common shareholder will receive 2.34 shares of Quantum stock for every share of Starcraft stock on a tax-free basis. Starcraft common shareholders will own approximately 40% of the pro forma Quantum common shares outstanding immediately following completion of the transaction. Quantum will maintain its listing on the Nasdaq National Market.

The transaction will be submitted to the shareholders of both companies for approval. The transaction is also subject to customary regulatory review and closing conditions, and is expected to close in the first quarter of calendar year 2005.

The proposed transaction has the unanimous support of both Boards of Directors, which are recommending that shareholders approve the transaction. Four of Starcraft’s largest shareholders, who collectively represent approximately 51.8% of Starcraft’s outstanding common shares, have entered into a voting agreement with Quantum pursuant to which they have agreed to vote their Starcraft shares in favor of the merger. General Motors, Quantum’s largest stockholder, owning 14.2% of outstanding common shares, has entered into a voting agreement with Starcraft agreeing to vote in favor of the transaction.

Quantum expects to provide shareholders with a joint proxy statement/management information circular with detailed information about the proposed transaction. In the interim, Quantum’s recent registration statement dated November 23, 2004, filed with the Securities and Exchange Commission lists the risk factors associated with an investment in Quantum.

The investor presentation can be found on Quantum’s web site at www.qtww.com or on the SEC’s web site at www.sec.gov.

Company Profiles

About Quantum

Quantum is a leading designer, integrator and manufacturer of packaged fuel systems for fuel cells and alternative fuel applications in the transportation, fuel cell stationary power generation and hydrogen refueling infrastructure markets. Leveraging its core competencies in ultra-light weight composite fuel storage, fuel injection, fuel metering, electronic controls, OEM-level systems integration, and years of OEM production experience, Quantum also designs and manufactures hybrid and fuel cell vehicles.

Quantum is a Tier 1 OEM supplier and has product commercialization alliances with General Motors, Sumitomo and IMPCO. Quantum’s customer base includes General Motors, Toyota, Opel, Hyundai, Suzuki, Ford, Sunline, Yamaha, AeroVironment, and the U.S. Army.

Quantum’s website: www.qtww.com.

About Starcraft

Starcraft Corporation is a Tier One second-stage manufacturer that engineers and integrates its specialty equipment products into motor vehicle applications, primarily pick-up trucks and sport utility vehicles. Starcraft also supplies aftermarket parts to wholesale and retail customers for vehicle customization.

Starcraft’s website: www.starcraftcorp.com.

Forward Looking Statements

Statements in this document and in the investor presentation regarding the proposed transaction between Quantum and Starcraft, the expected timetable for completing the transaction, future financial and operating results, including the ability to achieve GAAP profitability within a certain timeframe, benefits and synergies of the transaction, future opportunities for Quantum, and any other statements about the future expectations, beliefs, goals, plans, or prospects expressed by the management of either Quantum or Starcraft constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “will,” “believes,” “plans,” “anticipates,” “expects,” “estimates,” and similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: variations in pricing, material costs, other general costs and expenses; savings realized from consolidation of general and administrative expenses; an amortization expense from the recognition of an intangible asset arising from the valuation of current contracts and relationships; the failure to realize the synergies and other perceived advantages resulting from the merger; the ability of the parties to successfully integrate Quantum’s and Starcraft’s operations and employees; costs and potential litigation associated with the merger; the failure to obtain the approval of each company’s stockholders; the inability to obtain, or meet conditions imposed for, applicable regulatory and tax requirements relating to the merger; the failure of either party to meet the closing conditions set forth in the definitive merger agreement; the ability to retain key personnel both before and after the merger; each company’s ability to successfully execute its business strategies; growth of the alternative fuel, fuel cell and specialty vehicle markets; competitive conditions in the industry; business cycles affecting the markets in which the companies conduct business; and economic conditions generally. Additional factors may be found in Quantum’s Form 10-K for the year ended April 30, 2004 and in the other documents filed by the parties with the Securities and Exchange Commission, including the Registration Statement on Form S-4 that will be filed in connection with the proposed transaction.

Forward-looking statements are based on the beliefs, opinions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statements if those beliefs, opinions, expectations, or other circumstances should change.

Additional Information and Where to Find it

Quantum intends to file with the SEC a Registration Statement on Form S-4, which will include a joint proxy statement/prospectus of Quantum and Starcraft and other relevant materials in connection with the proposed transaction. The joint proxy statement/prospectus will be mailed to the stockholders of Quantum and Starcraft. Investors and security holders of Quantum and Starcraft are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about Quantum, Starcraft and the proposed transaction. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by Quantum or Starcraft with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Quantum by contacting Cathy Johnston at cjohnston@qtww.com or via telephone at (949) 399-4548. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Quantum, Starcraft and their respective directors, executive officers and members of management and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Starcraft and Quantum in favor of the proposed transaction. Information about persons who may be considered participants in the solicitation of the stockholders of Quantum and Starcraft under the rules of the Commission and their respective interests in the proposed transaction will be available in the joint proxy statement/prospectus.

For more information regarding Quantum, please contact:

Dale Rasmussen

Investor Relations

+1-206-315-8242

Cathy Johnston

Director of Communications

+1-949-399-4548

cjohnston@qtww.com

©2004 Quantum Fuel Systems Technologies Worldwide, Inc.

Advanced Technology Center

17872 Cartwright Road, Irvine, CA 92614

Phone 949-399-4500 Fax 949-399-4600